Filed Pursuant to Rule 424(b)(7)
Registration No. 333-224714

The information in this preliminary prospectus supplement and the accompanying prospectus are not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 7, 2018

Prospectus Supplement (To Prospectus dated May 7, 2018)

6,500,000 Shares

Weight Watchers International, Inc.

Common Stock

Artal Luxembourg S.A. is selling 6,500,000 shares of common stock. We will not be selling any shares in this offering and will not receive any proceeds from the sale of shares by the selling shareholder.

The selling shareholder has also granted the underwriters an option, exercisable for up to 30 days from the date of this prospectus supplement, to purchase up to 975,000 additional shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholder pursuant to this option.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “WTW.” The last reported sale price on the NYSE on May 4, 2018 was $69.83 per share.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to the selling shareholder, before expenses	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-15 of this prospectus supplement, in the accompanying prospectus and in the documents incorporated or deemed incorporated by reference into this prospectus supplement and the accompanying prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about              , 2018.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Morgan Stanley	UBS Investment Bank
BofA Merrill Lynch		J.P. Morgan

Co-Managers

Citigroup	KeyBanc Capital Markets	SunTrust Robinson Humphrey

The date of this prospectus supplement is                 , 2018.

In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we, the selling shareholder nor the underwriters have authorized anyone to provide you with any other information or represent anything about us or this offering that is not contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. If you receive any such other information or representation, it should not be relied upon as having been authorized by us, the selling shareholder or the underwriters. We take no responsibility for, and can provide no assurance as to the accuracy of, any other information that others may give you. We, the selling shareholder and the underwriters are not making an offer to sell, or soliciting an offer to buy, any of these shares of common stock in any jurisdiction where, or to any person to whom, an offer, solicitation or sale is not permitted. The selling shareholder and the underwriters are offering to sell the shares of common stock only in places where offers and sales are permitted.

You should not assume that the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or on our behalf, is accurate as of any date other than the date on the front cover of this prospectus supplement. Neither the delivery of this prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the front cover of this prospectus supplement.

i

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus, dated May 7, 2018. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), utilizing the SEC’s “shelf” registration process. This prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of shares of common stock, adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference into this prospectus supplement or in the accompanying prospectus), the statement in the document having the later date modifies or supersedes the earlier statement.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference herein that are described under the heading “Incorporation of Certain Information by Reference.”

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Neither the selling shareholder nor the underwriters are making an offer of the common stock in any jurisdiction where the offer is not permitted. Persons who come into possession of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the common stock. Neither we, the selling shareholder nor the underwriters are making any representation to you regarding the legality of an investment in the common stock by you under applicable investment or similar laws.

IMPORTANT INFORMATION

We expect delivery of the shares of common stock offered hereby will be made against payment therefor on or about May     , 2018, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares of common stock on the date of pricing will be required, by virtue of the fact that the shares of common stock initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

BASIS OF PRESENTATION

Weight Watchers International, Inc. is a Virginia corporation with its principal executive offices in New York, New York. In this prospectus supplement, unless the context indicates otherwise:

•	“we,” “us,” “our,” “Company,” “Weight Watchers,” “WWI” and similar terms refer to Weight Watchers International, Inc. and all of its subsidiaries;

•	“underwriters” refers to the underwriters listed under “Underwriting”;

•	“Artal” refers collectively to Artal Group S.A., together with its parents and its subsidiaries;

•	“meetings” in the context of our business refers to providing access to combined meetings and digital offerings to our commitment plan subscribers (including Total Access subscribers), as well as access to meetings to our “pay-as-you-go” members and other meetings members;

•	“Online” refers to Weight Watchers Online, Weight Watchers OnlinePlus, Personal Coaching and other digital subscription products; and

•	“End of Period Subscribers” is the sum of (1) the total number of Weight Watchers commitment plan subscribers (including Total Access) and (2) the total number of Weight Watchers Online, Weight Watchers OnlinePlus and Personal Coaching subscribers, in each case, with respect to Weight Watchers subscribers in Company-owned operations at a given period end.

We operate in numerous countries around the world, including through our franchise operations. We have four reportable segments based on an integrated geographical structure as follows: North America, United Kingdom, Continental Europe (CE) and Other. See the section entitled “Business—Business Organization and Global Operations” in our annual report on Form 10-K for the fiscal year ended December 30, 2017 (the “2017 10-K”) for further information on these reportable segments and the countries in which we operate.

Our fiscal year ends on the Saturday closest to December 31st and consists of either 52- or 53-week periods.

As used in this prospectus supplement, the terms “dollars” and “$” refer to U.S. dollars, unless otherwise expressly stated. Numerical figures included in this prospectus supplement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

INDUSTRY AND MARKET DATA

This prospectus (including the information incorporated or deemed to be incorporated by reference herein) include market share, ranking and industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Each such source speaks as of its original publication date (and not as of the date of this prospectus supplement) and the opinions expressed in such publications, surveys and forecasts are subject to change without notice. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information included in this prospectus. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position and ranking are based on market data currently available to us, management’s good faith estimates and assumptions we have made regarding the size of our markets within our industry. Statements describing the Company as “leading” are referring to the Company’s leading position in the commercial weight management industry and are based on customer base and consolidated total revenues, unless noted otherwise. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and in the documents incorporated by reference herein. Neither we nor the underwriters can guarantee the accuracy or completeness of the third-party information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, or relied upon for our estimates and assumptions about our market position and ranking.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including Weight Watchers®, PointsPlus®, ProPoints®, SmartPoints®, Points®, WW FreestyleTM and the WW logo. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, those other parties.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, this prospectus supplement (including the information incorporated or deemed to be incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus that we may provide to you in connection with the offering of our common stock described in this prospectus supplement) includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, in particular, the statements about our plans, strategies and prospects under the headings “Business” in our 2017 10-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2017 10-K and our quarterly report on Form 10-Q for the three months ended March 31, 2018 (the “1Q 2018 10-Q”). We have generally used the words “may,” “will,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “aim,” “target” and similar expressions in this prospectus supplement (including the information incorporated or deemed to be incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus that we may provide to you in connection with the offering of our common stock described in this prospectus supplement) to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	competition from other weight management and wellness industry participants or the development of more effective or more favorably perceived weight management methods;

•	our ability to continue to develop new, innovative services and products and enhance our existing services and products or the failure of our services, products or brands to continue to appeal to the market, or our ability to successfully expand into new channels of distribution or respond to consumer trends;

•	the ability to successfully implement new strategic initiatives;

•	the effectiveness of our advertising and marketing programs, including the strength of our social media presence;

•	the impact on our reputation of actions taken by our franchisees, licensees, suppliers and other partners;

v

•	the impact of our substantial amount of debt, and our debt service obligations and debt covenants;

•	the inability to generate sufficient cash to service our debt and satisfy our other liquidity requirements;

•	uncertainties regarding the satisfactory operation of our technology or systems;

•	the impact of security breaches or privacy concerns;

•	the recognition of asset impairment charges;

•	the loss of key personnel, strategic partners or consultants or failure to effectively manage and motivate our workforce;

•	the inability to renew certain of our licenses, or the inability to do so on terms that are favorable to us;

•	the expiration or early termination by us of leases;

•	risks and uncertainties associated with our international operations, including regulatory, economic, political and social risks and foreign currency risks;

•	uncertainties related to a downturn in general economic conditions or consumer confidence;

•	our ability to successfully make acquisitions or enter into joint ventures, including our ability to successfully integrate, operate or realize the anticipated benefits of such businesses;

•	the seasonal nature of our business;

•	the impact of events that discourage or impede people from gathering with others or accessing resources;

•	our ability to enforce our intellectual property rights both domestically and internationally, as well as the impact of our involvement in any claims related to intellectual property rights;

•	the outcomes of litigation or regulatory actions;

•	the impact of existing and future laws and regulations;

•	our failure to maintain effective internal control over financial reporting;

•	the possibility that the interests of Artal, who effectively controls us, will conflict with other holders of our common stock; and

•	other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and the documents incorporated by reference herein and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2017 10-K and 1Q 2018 10-Q, could cause our results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, we do not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this prospectus supplement or to reflect the occurrence of unanticipated events or otherwise.

SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus supplement or the accompanying prospectus, is not complete, and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the information presented under the section entitled “Risk Factors” in this prospectus supplement and the documents incorporated by reference herein, and the consolidated financial statements and the notes thereto incorporated by reference herein, before making an investment decision. This summary contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from future results projected in the forward-looking statements as a result of certain factors such as those set forth in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus supplement and the documents incorporated by reference herein. When making an investment decision, you should also read the discussion under “Basis of Presentation” for the definition of certain terms used in this prospectus supplement and other matters described in this prospectus supplement and the accompanying prospectus.

Weight Watchers – Inspiring Healthy Habits for Real Life

We are a global wellness company and the world’s leading commercial weight management program. We have helped millions of people around the world develop healthy habits and lose weight through a science-led, sensible, sustainable and personalized approach that fits into their lives. We connect with our members in the way they want to be engaged, digitally and at in-person meetings. We have built a growing and loyal member community and a company with strong revenue growth, margins and cash flow from operations.

We educate and inspire our members and provide them with guidance, the necessary tools and an inspiring community to enable them to develop healthy habits for real life. The efficacy of our commercial weight management programs has been clinically proven in numerous studies and trials. Our WW Freestyle program encompasses a holistic and flexible approach to body and mind. It is comprised of a range of nutritional, activity, behavioral and lifestyle tools and approaches that can be personalized for maximum livability. Our SmartPoints food plan was developed from a combination of advancements in scientific research and consumer insights to guide our members towards healthier eating patterns.

We are audience centric and platform agnostic, meeting our members where they are and servicing our customers how they want to be served. As of March 31, 2018, we had approximately 4.6 million subscribers of our digitally-enabled program, including 1.6 million members who also subscribe to our in-person meetings. Through our 360 degree experience, we connect with our members digitally through online content, our social network Connect, 24/7 chat and other social media channels. We also host approximately 30,000 Weight Watchers meetings each week around the world, run by approximately 8,600 leaders, all of whom have deep experience with our program. Our strong brand, together with the effectiveness of our program, loyal customer base, unparalleled network of meetings and leaders and strong digital offerings, enable us to attract and retain both new and returning customers.

We believe that our communities reinforce commitment and provide our members with inspiration, human connection and support, which enable them to continue building healthier food, activity and lifestyle habits. We leverage our network of influencers, which includes celebrities such as Oprah Winfrey, DJ Khaled and Kevin Smith, celebrity chefs such as Eric Greenspan, and approximately 200 Weight Watchers member ambassadors, to inspire our current members and recruit new members. Our brand enjoys high awareness and credibility among all types of consumers. We believe that our brand conveys an image of healthy, livable, sustainable and effective weight management in an inspiring environment.

We have an attractive financial profile with significant growth and momentum in revenues and subscribers. We have achieved eight consecutive quarters of revenue growth on a constant currency year-over-year basis and have grown our number of End of Period Subscribers for nine consecutive quarters on a year-over-year basis. We achieved our longest ever average member length of stay of well over nine months in our most recent quarter. Our subscription-based model provides a recurring and reliable revenue stream from meeting fees and Online subscriptions, which together accounted for 83% of our revenues and 86% of our gross profit in the fiscal year ended December 30, 2017. We believe that, with only 5% of U.S. adults who are trying to lose weight using a commercial weight management plan, we have a significant opportunity to drive increased penetration of and engagement with our brand. We further believe our deep knowledge of weight management, international presence and brand awareness uniquely position us for growth in the global wellness and weight management market.

For the fiscal year ended December 30, 2017 and the fiscal quarter ended March 31, 2018, we generated revenues of $1.3 billion and $408.2 million, respectively; net income of $163.5 million and $39.1 million, respectively; and Adjusted EBITDAS of $337.2 million and $77.9 million, respectively. See “—Summary Historical Consolidated Financial Data” for the definition of Adjusted EBITDAS and the reconciliation of Adjusted EBITDAS to net income. The charts below set forth our revenue by category and geography and gross profit by category for the fiscal year ended December 30, 2017.

Evolution into a Technology-Experience Wellness Company

In the more than 50 years since our founding, we have built our business by helping millions of people around the world lose weight. In the past three years, we have made significant investments in people, programs and technology to leverage our position as the commercial weight management leader to continue our evolution into a global technology-experience wellness company through the following strategic initiatives and key investments:

•	innovated our program offering and launched WW Freestyle, an evolution of our science-based, livable and sustainable SmartPoints food plan that guides our members towards more nutritious food choices, complemented by activity, behavioral and lifestyle tools that can be personalized by each of our members for maximum livability;

•	partnered with several key celebrities and influencers to begin diversifying our global reach across ethnicity, geography and gender, including most notably our strategic partnership with Oprah Winfrey who has been a Weight Watchers member, board member, advisor and shareholder since October 2015;

•	modernized our product and our technology platform to enhance our engagement with members and bring human connection to the digital space by launching our social network Connect, offering 24/7 chat and expanding our social media presence, which together provide a platform for rapid and cost-effective geographic expansion;

•	improved our global marketing execution by codifying what works based on consumer insights and in-market testing with a focus on conversion; and

•	hired key strategic executives, including Mindy Grossman as President and CEO, Michael Korcuska as Chief Product Officer, and Gail Tifford as Chief Brand Officer.

These initiatives and investments have enabled us to evolve into a global brand-led, human-centric business with a holistic approach to wellness that incorporates personalization, community and our knowledge of behavioral science to help our members lead healthier, more active, fulfilling lives. Our business has significant momentum and we believe that we are in the early stages of realizing the return on our investments, which we expect will result in continued growth and profitability.

Market Opportunity

Wellness is a large and growing market. We are focused on a comprehensive approach to living a healthy life that incorporates activity and inspires a positive mindset shift, while continuing to build upon our leadership in behavioral science, nutrition and weight management. Social media engagement and digital content are informing and increasingly influencing consumer wellness behaviors. As consumers continue to focus on wellness, we believe we are well positioned to offer the necessary tools and communities to help and inspire consumers all over the world to improve their well-being.

We are the world’s leading commercial weight management program. According to Marketdata Enterprises, the weight loss and weight management industry had revenue of approximately $66 billion in 2016 in the United States alone. The number of overweight and obese people around the world has grown from 857 million in 1980 to approximately 2.2 billion in 2015, primarily driven by improving living standards, changing eating patterns and increasingly sedentary lifestyles. Although 60% of the adult population in the United States is trying to lose weight, we believe only 5% of them are currently using a commercial weight management plan. We believe that the growing population of overweight people has an increasing awareness of the health benefits of weight loss and the desire to lead a healthier lifestyle, providing us with a significant market opportunity.

Our Unique Commitment to Our Members

We help our members build powerful habits, rooted in science: We provide a scientifically-proven program that guides our customers in three dimensions - food, activity and mindset – in order to shift behaviors from diets to livable and sustainable patterns of healthy living.

We enable our members to find and form inspired communities: We deepen and expand inspired communities using a powerful influencer program, digital tools, meeting venues, special events and experiences that aim to strengthen current communities and build new ones.

We know our members and meet them where they are: We create deep human and personalized digital and in-person experiences to connect with our customers at the right moment, with the right message through the right channels. This comprises a 360 degree experience through meetings, online content, our social network Connect, 24/7 chat and social media.

Our Business Strengths

We believe the following competitive strengths have been instrumental to our success and position us to profitably grow our business.

Leading Global Weight Management Brand

Our proven track record of safe and sensible weight loss and weight management has established Weight Watchers as the leading commercial weight management brand. We believe that our brand conveys an image of healthy, livable, sustainable and effective weight management in a supportive environment. We enjoy strong brand presence in the United States and several major international markets, including the United Kingdom, Canada, Germany, France and Australia. Our strong, widely-recognized and trusted brand allows us to more efficiently acquire new members and broaden our appeal to new audiences.

Scientifically Proven Program Offering

The efficacy of our program strengthens the credibility of our brand and is instrumental in member recruitment and retention. For more than 50 years, we have helped millions of people around the world lose weight using our safe, cost-effective and scientifically proven programs. Over 90 scientific studies have confirmed the efficacy of our program. We are supported by our Scientific Advisory Board whose membership includes representatives from well-known institutions. Our members’ success has led U.S. News & World Report to recognize Weight Watchers multiple times, including ranking #1 for “Best Weight-Loss Diet” and “Best Commercial Diet Plan” and tying for #1 for “Best Fast Weight-Loss Diet” in 2018. Our evidence-based programs provide us with a significant competitive advantage and greatly enhance our ability to improve efficacy and member experience.

Loyal and Growing Customer Base

The quality, credibility and compelling consumer value of our offerings engender a deep affinity to Weight Watchers and enable us to attract new and returning customers efficiently. Our meeting members have historically demonstrated consistent loyalty to the brand and a significant percentage have repeatedly resubscribed to the program. Over our history, we have created a powerful global network of loyal members, growing our customer base to approximately 4.6 million subscribers as of March 31, 2018. Furthermore, our network of service providers who have achieved their weight loss goals on our program provides us with a competitive advantage.

We have also invested heavily in enhancing our digital offerings, which has propelled significant growth in our Online business. Our WW Freestyle program, improvements in our digital platform and services, and effective marketing, including ambassador campaigns, have driven recruitment growth and improved our average subscriber retention rate. As of the end of our first quarter of fiscal 2018, our member average length of stay increased to well over 9 months, representing a more than 15% increase as compared to three years ago and is the longest average length of stay in our history. Also, as of the end of our first quarter of fiscal 2018, the number of our End of Period Subscribers increased 28.6% on a year-over-year basis, which was our ninth consecutive quarter of End of Period Subscriber growth on a year-over-year basis.

The chart below sets forth our year-over-year End of Period Subscriber growth for the periods indicated.

Highly Effective and Personalized Customer Engagement Model

We connect with our members in the way they want to be engaged and in a manner that fits into their life. We strive to create a 360 degree experience to connect at the right moment, with the right message and through the right channel across diverse geographies. Our digital platform, in-person meetings and unique experiences allow our members to build relationships and form their own inspirational communities to continue building healthier food, activity and lifestyle habits. An overwhelming majority of posts on our social network, Connect, are positive, providing our members with a unique and safe community to share their weight management and wellness journeys. During the first quarter of fiscal 2018, we had approximately 1.7 million unique monthly Connect visitors, sharing videos and building their own communities. We also host approximately 30,000 Weight Watchers meetings each week around the world, run by approximately 8,600 leaders, all of whom have deep experience with our program. In addition, we partner with outside organizations and our influencers to offer experiences like WW Cruises and Khaled’s Kitchen. Our high customer engagement further enhances our position in the global wellness industry.

Broad and Diverse Network of Influencers

We seek to expand and strengthen our communities and diversify our reach across ethnicities, geographies, age, lifestage and gender through our strategic relationships with influencers. Celebrities, health and wellness influencers, brand ambassadors and chefs share their experiences with our products and program to attract new members and inspire current members. We are proud to have Oprah Winfrey as a passionate Weight Watchers member, board member, shareholder and thought leader. She is an inspiration in this mission. The response to Ms. Winfrey’s participation in our member community has been overwhelmingly positive and her ability to connect and inspire people to realize their full potential has sparked interest and excitement in our brand. The success of our WW Freestyle program has also been amplified by Ms. Winfrey’s broader visibility and influence as a role model and advocate for pursuing a healthier lifestyle. In addition to Ms. Winfrey, we have a diverse and growing network of influencers including U.S. based celebrities such as DJ Khaled and Kevin Smith, international celebrities such as Hélène Ségara, and celebrity chefs such as Eric Greenspan. In addition, our approximately 200 member ambassadors embrace and promote the Weight Watchers healthy lifestyle, further enhancing our brand awareness. We believe these strategic relationships help reposition us as a lifestyle-oriented, modern brand.

Highly Attractive Business Model and Strong Financial Profile

We are a global healthy living brand that benefits from a subscription-based model that generates recurring and reliable revenue, which allows us to continually make investments to support future growth. The sign-up process encourages new customers to join with a three month commitment at introductory pricing followed by auto-renewal at our normal rate. Our efficient business model features strong gross margins and a variable cost structure, producing high margins with very low cost to serve incremental subscribers across both our meetings and Online businesses. Our Online business is asset-light and highly scalable with centralized infrastructure. Our disciplined cost management approach combined with our low capital expenditure requirements has generated significant cash flows. We have reduced our net debt to Adjusted EBITDAS, or our net leverage, to 4.5x as of the twelve month period ended March 31, 2018 and we are targeting our net leverage to be below 3.5x by the end of fiscal 2018.

Highly Experienced and Passionate Management Team

Our executive team is led by Mindy Grossman, who became our President and Chief Executive Officer in July 2017. Ms. Grossman joined Weight Watchers from HSN, Inc. where she served as Chief Executive Officer since 2008, growing HSN to become a $4 billion direct-to-consumer content and commerce leader that today derives over half its revenue from digital commerce. Ms. Grossman has more than 35 years of experience in building and transforming consumer brands. As the Chief Executive Officer, her passion for the Weight Watchers brand propels the continued evolution of our business. Nicholas Hotchkin has served as our Chief Financial Officer since August 2012 and has led our initiative to reduce our cost structure. To position us for continued growth, we have further bolstered our management team of passionate, mission-driven individuals by adding Michael Korcuska as our new Chief Product Officer to lead our end-to-end experience and Gail Tifford as our new Chief Brand Officer to continue our brand evolution. We believe our management team has the vision and experience to position Weight Watchers for continued success and to implement our business strategies over the long term. We believe that our executive team’s extensive experience, passion for the brand, relationships, industry knowledge and reputation give us strong competitive advantages.

Our Growth Strategies

We intend to continue to rapidly grow our business and profitability by continuing to offer compelling value to our members. We are focused on driving growth through the following levers:

•	increase recruitment of new subscribers to expand our member base through a growing influencer community, effective marketing and agile, brand-led innovations;

•	sustained focus on strong member retention through continued expansion of our social network Connect and enhancements to our products and services to create valuable customer experiences; and

•	continue brand-led consumer product innovation to drive licensing and partnership revenue.

We intend to achieve these goals by building on our existing strengths and executing the following strategies:

Continue to Evolve into a Global Healthy Living Brand

We plan to continue the evolution of Weight Watchers into a global, healthy living brand that inspires members worldwide to live better. Our program goes beyond an effective weight management plan as it encompasses a holistic approach toward healthy living, incorporating nutrition, activity and a positive mindset to help members lead a more fulfilling life and healthier lifestyle. We believe this strategy, combined with management’s experience in building brands along with our strategic partners’ and ambassadors’ ability to accelerate brand messaging, is repositioning Weight Watchers as a healthy living brand that focuses on more than just weight loss and will continue to transform Weight Watchers into a more dynamic, immersive and relevant consumer-driven company.

Leverage Science-Based Approach to Continue to Enhance Programs

We plan to continue to leverage the scientific foundation of our approach and the integration of principles of behavioral science throughout our program. We believe that the continued evolution of our clinically proven, science-based weight loss and behavior modification programs will further enhance the efficacy of our programs and strengthen our brand, our members’ achievements and our recruitment and retention. We plan to continue evolving our highly successful and effective SmartPoints food plan along with our other program tools to provide our members with even greater freedom and flexibility with respect to food, fitness, mindset and other lifestyle choices.

Continue to Develop Innovative Technology to Enhance and Personalize our Digital Experiences

We are continually developing innovative services and product offerings with enhanced digital capabilities to accelerate our growth in both new and existing geographies. We intend to further integrate our digital experience and physical experience to create a 360-degree integrated, immersive and impactful experience for our members across all touchpoints. Our goal is to make everyone feel that we know them, we understand them, we can motivate them, and we recognize them – that this is their Weight Watchers. We are using data and customer intelligence to personalize the Weight Watchers journey and are preparing to launch a personalized rewards program to encourage member retention and healthy living. We will continue to develop products and services that enhance our subscriber engagement and to create experiences that increase overall member satisfaction, driving both recruitment and retention of members.

Continue to Broaden and Diversify our Influencer Network to Attract Members

Our influencers increase awareness of Weight Watchers through social media engagement and other outlets and allow us to more efficiently and effectively recruit and retain members. We are continually expanding our scope of influencers to include a diverse range of individuals, from celebrities to member ambassadors, to promote our brand and expand its appeal to a broader group of people across ethnicities, geographies, age, lifestage and gender. Our influencers are passionate about not just weight loss, but also about health, exercise and wellness. We are also building relationships with chefs to host cooking demonstrations and to create and showcase healthy recipes using WW Healthy Kitchen tools.

Leverage the Power of Communities to Drive Engagement and Increase Retention

The strength, engagement and satisfaction of our community, both Online and in meetings, drives member retention. We believe that the power of our communities reinforces commitment and provides our members with inspiration, human connection and support, which enriches their lives and enables them to continue making healthier food, activity and lifestyle choices. We intend to leverage the size and power of our physical and digital communities to inspire and create new communities that attract a broader and more diverse member base, whether by gender, ethnicity, age or lifestage. We also intend to create new communities through experiences such as WW Cruises and to be socially impactful by helping underserved communities get healthier.

Brand-Led Product and Services Innovation to Drive Incremental Revenue

We are focused on using consumer insights to innovate and develop new products and services to enhance our member experiences and increase member retention. We have developed and formed strategic partnerships to offer new innovative offerings for our customers, including fresh, convenient, ready-to-cook meal kits to be sold under WW Fresh, and kitchen tools and products sold under WW Healthy Kitchen. We now innovate throughout the year, which helps reduce the seasonality of our business and increases the excitement around our brand. For example, our “Summer of Impact” campaign will increase our visibility during the summer months. In addition, we will leverage our brand, program, digital product and technology platform to expand our service offerings, including collaborating with employers to offer weight loss solutions to improve the overall well-being of their employees.

Corporate Information

Our principal executive offices are located at 675 Avenue of the Americas, 6th Floor, New York, NY 10010. Our telephone number is (212) 589-2700. Our website address is https://www.weightwatchersinternational.com. The information on our website does not constitute part of, and is not incorporated into, this prospectus, and you should rely only on the information contained in this prospectus when making a decision as to whether to invest in our common stock.

THE OFFERING

Common stock offered by the selling shareholder	6,500,000 shares

Option to purchase additional shares	The underwriters have an option (the “underwriters’ option”) to purchase up to 975,000 additional shares of our common stock from the selling shareholder. The underwriters can exercise this option at any time within 30 days from the date of this prospectus supplement.

Total common stock outstanding after this offering	66,206,643 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling shareholder. The selling shareholder will receive all the proceeds from the sale of shares of our common stock offered in this prospectus supplement.

New York Stock Exchange symbol	WTW

Lock-up agreements	We, our executive officers and directors and the selling shareholder have entered into lock-up agreements with respect to our common stock, pursuant to which we and such other persons are subject to certain resale restrictions for a period of 75 days following the date of this prospectus supplement, subject to certain customary exceptions. See “Underwriting.”

The number of shares of common stock shown to be outstanding after this offering is based on the number of shares outstanding as of March 12, 2018. This number excludes:

•	4,302,369 shares of our common stock issuable upon exercise of outstanding stock options at an average option exercise price of $21.86;

•	1,017,707 shares of our common stock issuable upon the vesting of restricted stock units;

•	508,527 shares of our common stock issuable upon the vesting of performance-based stock units, assuming the maximum number of shares that can be issued under such units; and

•	4,711,129 shares of our common stock reserved for future issuance under our 2014 Stock Incentive Plan.

Prior to the completion of this offering, the group comprised of Artal and Ms. Winfrey controlled a majority of the voting power of our outstanding common stock. As a result, we were a “controlled company” within the meaning of the rules of the NYSE. However, upon the completion of this offering, the group comprised of Artal and Ms. Winfrey will no longer control a majority of the voting power of our outstanding common stock and therefore, upon the completion of this offering, we will cease to be a “controlled company” under the NYSE rules. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies during a one-year transition period.”

As of March 12, 2018, the selling shareholder held approximately 44.47% of our outstanding common stock. After giving effect to this offering and assuming no exercise of the underwriters’ option, the selling shareholder will own approximately 34.65% of our outstanding common stock.

Unless we specifically state otherwise, all information in this prospectus supplement assumes no exercise by the underwriters’ option and assumes no exercise of outstanding options after March 12, 2018.

You should read this entire prospectus supplement, the accompanying prospectus and the information and documents incorporated by reference herein carefully, including “Risk Factors” in this prospectus supplement and the documents incorporated by reference herein and our consolidated financial statements and related notes incorporated by reference herein, before making an investment decision.

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2016 and December 30, 2017 and for the fiscal years ended January 2, 2016, December 31, 2016 and December 30, 2017 are derived from our audited consolidated financial statements and notes thereto, which are incorporated by reference into this prospectus. The summary historical consolidated balance sheet data as of January 2, 2016 is derived from our audited consolidated financial statements and notes thereto not included in this prospectus. The summary historical consolidated financial and other data as of March 31, 2018 and for the three months ended April 1, 2017 and March 31, 2018 are derived from our unaudited consolidated financial statements for such periods incorporated by reference into this prospectus. The summary historical consolidated balance sheet data as of April 1, 2017 is derived from our unaudited consolidated financial statements for such period not included in this prospectus. In the opinion of management, all adjustments, consisting only of normal and recurring adjustments considered necessary for a fair statement in accordance with generally accepted accounting principles in the United States of America (“GAAP”) have been included in our unaudited financial statements as of and for the three months ended April 1, 2017 and March 31, 2018. The historical results included below and incorporated by reference into this prospectus are not necessarily indicative of our future performance.

The summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2017 10-K and 1Q 2018 10-Q and the consolidated financial statements and related notes incorporated by reference herein.

	Fiscal Year Ended January 2, 2016	Fiscal Year Ended December 31, 2016	Fiscal Year Ended December 30, 2017	Three Months Ended April 1, 2017	Three Months Ended March 31, 2018
(in thousands, except per share amounts)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Statement of Operations:
Revenues
Service revenues, net	$937,368	$949,121	$1,081,679	$261,476	$328,669
Product sales and other, net	227,051	215,781	225,232	67,587	79,554

Revenues, net	1,164,419	1,164,902	1,306,911	329,063	408,223
Expenses
Cost of services	477,926	468,761	486,293	124,885	139,778
Cost of product sales and other	112,406	110,640	127,969	40,081	47,442
Marketing expense	201,021	194,398	200,797	86,429	98,919
Selling, general and administrative expenses	205,008	190,292	211,224	47,435	60,011
Goodwill impairment	—	—	13,323	—	—

Operating income	168,058	200,811	267,305	30,233	62,073

Interest expense	121,843	115,160	112,784	28,142	35,866
Other (income) expense, net	2,027	1,524	472	640	(235)
Early extinguishment of debt, net	(11,426)	—	8,969	—	—

Income before income taxes	55,614	84,127	145,080	1,451	26,442
(Benefit from) provision for income taxes	22,835	16,634	(18,237)	(9,128)	(12,617)

Net income	32,779	67,493	163,317	10,579	39,059
Net loss attributable to the noncontrolling interest	166	206	197	74	53

Net income attributable to Weight Watchers International, Inc.	$32,945	$67,699	$163,514	$10,653	$39,112

Earnings Per Share attributable to Weight Watchers International, Inc.
Basic	$0.56	$1.06	$2.54	$0.17	$0.60

Diluted	$0.56	$1.03	$2.40	$0.16	$0.56

Weighted average common shares outstanding
Basic	58,369	63,742	64,329	63,978	65,128

Diluted	58,966	65,897	68,248	66,527	69,506

Balance Sheet Data (at period end):
Cash and cash equivalents	$241,526	$108,656	$83,054	$135,193	$117,615
Total assets	1,394,216	1,270,976	1,246,000	1,301,024	1,307,114
Total liabilities	2,679,924	2,473,850	2,257,519	2,486,265	2,303,037
Redeemable non-controlling interest	4,450	4,699	4,467	4,730	4,178
Total deficit	(1,290,158)	(1,207,573)	(1,015,986)	(1,189,971)	(1,000,101)
Other Financial Data:
EBITDAS(1)	$255,565	$258,653	$323,890	$44,863	$77,899
Adjusted EBITDAS(1)	255,565	258,653	337,213	44,863	77,899
Total debt (at period end)	2,234,573	2,021,250	1,865,000	2,016,000	1,820,750
Net Debt (at period end)(2)	1,968,093	1,893,643	1,740,308	1,863,312	1,663,110

(1)	EBITDAS and Adjusted EBITDAS are not measurements of financial performance prepared in accordance with GAAP and have important limitations as analytical tools. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect costs or cash outlays for capital expenditures, capital software expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•	they do not reflect certain impairments and adjustments for purchase accounting;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP financial measures do not reflect cash requirements for such replacements.

Because of these limitations, these non-GAAP financial measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. However, we present these non-GAAP financial measures because we consider them to be useful supplemental measures of our performance. In addition, we believe these non-GAAP financial measures are useful to investors, analysts and rating agencies in measuring the ability of a company to meet its debt service obligations.

The following table presents a reconciliation of EBITDAS and Adjusted EBITDAS to net income for the periods indicated:

	Fiscal Year Ended January 2, 2016	Fiscal Year Ended December 31, 2016	Fiscal Year Ended December 30, 2017	Three Months Ended April 1, 2017	Three Months Ended March 31, 2018
(in thousands)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Net income attributable to Weight Watchers International, Inc.	$32,945	$67,699	$163,514	$10,653	$39,112
Interest expense	121,843	115,160	112,784	28,142	35,866
(Benefit from) provision for income taxes	22,835	16,634	(18,237)	(9,128)	(12,617)
Depreciation and amortization expense	53,171	52,633	50,880	12,862	11,154
Stock-based compensation	24,771	6,527	14,949	2,334	4,384

EBITDAS	$255,565	$258,653	$323,890	$44,863	$77,899
Goodwill impairment	—	—	13,323	—	—

Adjusted EBITDAS	$255,565	$258,653	$337,213	$44,863	$77,899

(2)	Net Debt represents the aggregate principal amount of total debt, excluding (1) unamortized deferred financing charges, (2) unamortized debt discount and (3) cash and cash equivalents.

The following table presents a reconciliation of Net Debt to total debt for the periods indicated:

	Fiscal Year Ended January 2, 2016	Fiscal Year Ended December 31, 2016	Fiscal Year Ended December 30, 2017	Three Months Ended April 1, 2017	Three Months Ended March 31, 2018
(in thousands)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Total debt	$2,234,573	$2,021,250	$1,865,000	$2,016,000	$1,820,750
Unamortized deferred financing charges	24,954	18,951	11,205	17,495	10,692
Unamortized debt discount	—	—	30,433	—	29,333
Cash and cash equivalents	241,526	108,656	83,054	135,193	117,615

Net Debt	$1,968,093	$1,893,643	$1,740,308	$1,863,312	$1,663,110

RISK FACTORS

An investment in shares of our common stock involves a significant degree of risk. You should carefully consider the following risk factors and the risk factors included in our 2017 10-K, together with all of the other information included in and incorporated by reference into this prospectus supplement and the accompanying prospectus, before you decide whether to purchase the shares of common stock. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business, financial condition or results of operations and impact the price of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations and the price of our common stock could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in those forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to this Offering and Ownership of Our Common Stock

Affiliates of Artal will continue to have significant influence over us after this offering and may have conflicts of interest with us or the holders of our common stock.

Following this offering and assuming no exercise of the underwriters’ option, Artal will own approximately 34.65% of our outstanding common stock and continue to have the ability to exercise significant influence over the election and removal of our directors and our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, the amendment of our articles of incorporation or bylaws and other significant corporate transactions. This concentration of our ownership may delay or deter possible changes in control of our company, which may reduce the value of an investment in our common stock. So long as Artal owns 10% or more of our common stock, Artal will have the right pursuant to an agreement with us to nominate directors to our Board of Directors in proportion to its stock ownership.

Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies during a one-year transition period.

In October 2015, in connection with Ms. Winfrey entering into a strategic collaboration with us, Ms. Winfrey purchased 6,362,103 shares of the Company’s common stock and we granted Ms. Winfrey a fully vested option to purchase an additional 3,513,468 shares of common stock (the “Winfrey Option”), and Artal Luxembourg S.A. entered into a Voting Agreement with Ms. Winfrey (the “Voting Agreement”), pursuant to which Ms. Winfrey agreed to vote all of her common stock or preferred stock of the Company and other securities convertible into or exercisable or exchangeable for any common stock or preferred stock of the Company so as to elect as directors such nominees designated by Artal. The Voting Agreement terminates, among other events, on the date that Artal (and certain permitted transferees) and Ms. Winfrey (and certain permitted transferees) collectively own less than 50% of our issued and outstanding common stock. For more information on the Winfrey Option and the Voting Agreement, see the section entitled “Transactions with Related Persons and Certain Control Persons— Transactions with Related Persons—Winfrey Transactions—Winfrey Partnership” in the portions of our Definitive Proxy Statement on Schedule 14A, filed April 5, 2018 (the “2018 Proxy Statement”) incorporated by reference herein.

Upon completion of this offering, the group comprised of Artal and Ms. Winfrey will no longer control a majority of the voting power of our outstanding common stock and we expect that the Voting Agreement will terminate. See “Summary—The Offering.” As a result, we will no longer qualify as a “controlled company” within the meaning of the rules of the NYSE. However, we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies during a one-year transition period. The NYSE rules will require that we (i) have a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange within one year of the date we no longer qualify as a “controlled company,” (ii) have a compensation committee that (x) includes one independent director on the date we no longer qualify as a “controlled company,” (y) consists of a majority of independent directors within 90 days of the date we no longer qualify as a “controlled company” and (z) consists entirely of independent directors within one year of the date we no longer qualify as a “controlled company” and (iii) have a nominating committee that (x) includes one independent director on the date we no longer qualify as a “controlled company,” (y) consists of a majority of independent directors within 90 days of the date we no longer qualify as a “controlled company” and (z) consists entirely of independent directors within one year of the date we no longer qualify as a “controlled company.” While we do not currently expect we will, during these transition periods we are nevertheless permitted under the NYSE rules to utilize the available exemptions from certain corporate governance requirements and therefore during such transition periods you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Future sales of our shares, or the perception of such future sales, could cause our stock price to decline.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of March 12, 2018, there were 66,206,643 shares of our common stock outstanding. Subject to the lock-up provisions described below and certain transfer restrictions with respect to shares granted to our directors as compensation, as well as shares held by Ms. Winfrey and shares issuable pursuant to the Winfrey Option, all of these shares will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”), as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

We, our executive officers and directors and the selling shareholder have agreed with the underwriters to a “lock-up” period, meaning that we, our executive officers, directors and the selling shareholder may not sell any shares of our common stock without the prior consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and UBS Securities LLC for 75 days after the date of this prospectus supplement. However, this lock-up arrangement is subject to a number of exceptions, including the pledge by certain Artal entities of up to 9% of our fully diluted and outstanding shares of common stock pursuant to a margin loan agreement and the transfer or sale of such shares upon any enforcement of such pledge.

Following this offering, Artal will own 22,943,300 shares of our common stock, or 21,968,300 shares if the underwriters exercise the underwriters’ option in full, and Ms. Winfrey will own 7,524,049 shares of our common stock (which includes the common stock issuable under her fully vested Winfrey Option). Artal will be able to sell its shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by SEC regulations.

Artal and Ms. Winfrey have the right to cause us to register the sale of shares of common stock owned by them and to include their shares in future registration statements relating to our securities. If Artal and/or Ms. Winfrey were to sell a large number of its shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by Artal and/or Ms. Winfrey might occur could also adversely affect the market price of our common stock.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

We have approximately 855,981,241 million authorized but unissued shares of common stock. Our amended and restated articles of incorporation authorizes us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under various stock incentive plans. Any common stock that we issue under the various stock incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Future offerings of debt or equity securities which would rank senior to our common stock may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any preferred stock or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. In particular, our amended and restated certificate of incorporation authorizes our Board of Directors, without the approval of our shareholders, to issue 250 million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Any future determination to declare and pay dividends will be made at the sole discretion of our Board of Directors, after taking into account our financial condition and results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, the provisions of Virginia law affecting the payment of distributions to shareholders and such other factors our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants in our existing indebtedness, including the credit agreement governing our $1.54 billion term loan facility and $150 million revolving credit facility (collectively the “Credit Facilities”) and the indenture governing our 8.625% Senior Notes due 2025 (the “Notes”), and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

Weight Watchers International, Inc. is dependent on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

We conduct substantially all of our operating businesses through our subsidiaries. Consequently, our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, any future indebtedness of our subsidiaries, as well as the laws of the jurisdiction of incorporation or formation, as applicable, of our subsidiaries, may significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Virginia law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

This prospectus supplement, the accompanying prospectus and any free writing prospectuses used in connection with this offering contain forward-looking statements, including with respect to our future operating results, and our actual results may differ significantly from such forward-looking statements.

In connection with this offering, we have made forward-looking statements, including with respect to our goals or targets for our future financial and operating performance, that represent our management’s best estimates of our future performance as of the date the forward-looking statements are made. These forward-looking statements are prepared by our management and are qualified by, and subject to, the assumptions, estimates and the other information contained or referred to in the relevant prospectus, prospectus supplement or free writing prospectus in which they are made, as well as the “Risk Factors” section of this prospectus supplement and the accompanying prospectus. Such assumptions and estimates may change in the future. In addition, these forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Accordingly, our forward-looking statements only represent estimates of what management believes, as of the date the statements are made, to be achievable or realizable as of a certain future date. Actual results may vary from our forward-looking statements and any such variations may be material. For example, any failure by us to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in the “Risk Factors” section of our 2017 10-K could result in our future financial and operating performance to be different from our goals and targets as set forth in any forward-looking statement. In light of the foregoing, investors are urged not to place undue reliance on any forward-looking statement.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The price you pay in this offering may not reflect the market price of our common stock following this offering and we cannot assure you that the market price will equal or exceed the price you pay in this the offering. The trading price of our common stock may be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

•	variations in our financial results;

•	announcements of new business initiatives by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our financial results, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any securities analysts that elect to follow our common stock or the common stock of our competitors; and

•	market conditions in our industry and the economy as a whole.

In addition, if the market for wellness and weight management products and services or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline in spite of our operating performance. The trading price of our common stock may also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. You may be unable to resell your shares of our common stock at or above the offering price.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot control what these analysts publish. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

USE OF PROCEEDS

The selling shareholder is selling 6,500,000 shares of our common stock in this offering, which does not include the 975,000 shares, if any, that may be sold in connection with the exercise of the underwriters’ option. See “Principal and Selling Shareholders.” We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling shareholder.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “WTW.” Our common stock began to trade on the NYSE on November 15, 2001.

The following table sets forth the high and low sales prices per share of our common stock as reported on the NYSE composite price history for the periods indicated:

	High Sale Price	Low Sale Price
Fiscal 2016 (Year ended December 31, 2016)
First Quarter	$23.42	$10.03
Second Quarter	$16.13	$10.74
Third Quarter	$12.58	$9.37
Fourth Quarter	$12.65	$9.55

Fiscal 2017 (Year ended December 30, 2017)
First Quarter	$19.86	$11.02
Second Quarter	$34.22	$15.16
Third Quarter	$49.32	$32.16
Fourth Quarter	$54.47	$41.15

Fiscal 2018 (Year ended December 29, 2018)
First Quarter	$77.19	$45.31
Second Quarter (through May 4, 2018)	$76.65	$59.58

On May 4, 2018, the last reported sale price of our common stock on the NYSE was $69.83 per share. As of March 12, 2018 there were 216 holders of record of our common stock.

DIVIDEND POLICY

We do not currently pay a dividend and we have no current plans to pay dividends in the foreseeable future. Any future determination to declare and pay dividends will be made at the sole discretion of our Board of Directors, after taking into account our financial condition and results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, the provisions of Virginia law affecting the payment of distributions to shareholders and such other factors our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants in our existing indebtedness, including the Credit Facilities and the indenture governing the Notes, and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018. You should read this table together with the section entitled “Summary—Summary Historical Consolidated Financial Data” of this prospectus supplement as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2017 10-K and our 1Q 2018 10-Q and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes incorporated by reference herein.

As of March 31, 2018
(in thousands)
Cash and cash equivalents(1)	$117,615

Long-term debt (including current portion)
Revolving Credit Facility	—
Term Loan Facility	1,520,750
8.625% Senior Notes due 2025	300,000
Total debt	$1,820,750

Shareholders’ deficit
Common stock, $0 par value; 1,000,000 shares authorized; 120,352 shares issued at March 31, 2018	—
Treasury stock, at cost, 54,114 shares at March 31, 2018	(3,203,331)
Retained earnings	2,210,168
Accumulated other comprehensive loss	(6,938)
Total shareholders’ deficit	$(1,000,101)

Total capitalization	$820,649

(1)	Does not reflect offering expenses.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock (1) as of March 12, 2018 and (2) as of March 12, 2018, as adjusted to reflect the sale of shares of our common stock offered by this prospectus, with respect to:

•	the selling shareholder;

•	beneficial owners known to the Company to own more than 5% of its common stock;

•	each of our named executive officers, as such term is defined in Item 402(a)(3) of Regulation S-K of the Exchange Act;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

The selling shareholder is selling 6,500,000 shares of common stock in this offering (or 7,475,000 shares if the underwriters exercise the underwriters’ option in full).

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, any shares of our common stock (i) subject to options held by that person that are currently exercisable or exercisable within 60 days of March 12, 2018 or (ii) issuable upon the vesting of restricted stock units (“RSUs”) or performance-based stock units (“PSUs”) held by that person within 60 days of March 12, 2018 are deemed issued and outstanding. These shares, however, are not deemed issued and outstanding for purposes of computing percentage ownership of each other individual shareholder.

Our capital consists of our common stock and our preferred stock. The percent of class calculations are based on the 66,206,643 shares of our common stock outstanding and zero shares of our preferred stock outstanding as of March 12, 2018. None of the shares held by our directors or executive officers has been pledged as security as of March 12, 2018.

Except as otherwise indicated in the footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

Unless otherwise indicated in the footnotes, the address of each beneficial owner named below is: c/o 675 Avenue of the Americas, 6th Floor, New York, NY 10010.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
			Excluding exercise of the underwriters’ option to purchase additional shares		Including exercise in full of the underwriters’ option to purchase additional shares
Name of Beneficial Owner	Amount of Beneficial Ownership of Common Stock	Percent of Class	Amount of Beneficial Ownership of Common Stock	Percent of Class(1)	Amount of Beneficial Ownership of Common Stock	Percent of Class(1)
Artal Group S.A.(2)	29,443,300	44.47%	22,943,300	34.65%	21,968,300	33.18%
Oprah Winfrey(3)(4)(5)	7,524,049	11.01%	7,524,049	11.01%	7,524,049	11.01%
FMR LLC(6)	8,117,291	12.26%	8,117,291	12.26%	8,117,291	12.26%
Mindy Grossman	11,000	*	11,000	*	11,000	*
Nicholas P. Hotchkin(4)	179,998	*	179,998	*	179,998	*
Thilo Semmelbauer(5)	34,661	*	34,661	*	34,661	*
Christopher J. Sobecki(5)	101,336	*	101,336	*	101,336	*
Stacey Mowbray(4)	22,019	*	22,019	*	22,019	*
Corinne Pollier(-Bousquet)(4)	85,502	*	85,502	*	85,502	*
Michael F. Colosi(4)	51,195	*	51,195	*	51,195	*
Raymond Debbane(5)(7)	114,412	*	114,412	*	114,412	*
Steven M. Altschuler(5)	18,844	*	18,844	*	18,844	*
Philippe J. Amouyal(5)	61,287	*	61,287	*	61,287	*
Cynthia Elkins(5)	19,229	*	19,229	*	19,229	*
Jonas M. Fajgenbaum(5)	51,287	*	51,287	*	51,287	*
Denis F. Kelly(5)	44,052	*	44,052	*	44,052	*
Sacha Lainovic(5)	114,412	*	114,412	*	114,412	*
All current directors and executive officers as a group (15 persons)(8)	8,433,283	12.31%	8,433,283	12.31%	8,433,283	12.31%

*	Amount represents less than 1% of outstanding common stock

(1)	Based on 66,206,643 shares of common stock that will be outstanding immediately after the completion of this offering, whether or not the underwriters exercise the underwriters’ option to purchase 975,000 additional shares.
(2)

The information concerning Artal Group S.A. is based on (i) a Schedule 13D/A (Amendment No. 11) reported as of October 18, 2015 (the “Artal Schedule 13D/A”) filed jointly with the SEC on October 21, 2015 by Artal Luxembourg S.A., Artal International S.C.A., Artal International Management S.A. (“Artal International Management”), Artal Group S.A., Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”) and Mr. Pascal Minne (collectively, the “Artal Reporting Persons”) and (ii) other information known to us. Mr. Minne is the sole member of the board of the Stichting. The Stichting is the parent of Westend. Westend is the parent of Artal Group S.A. Artal Group S.A. is the parent of Artal International Management and Artal International S.C.A. Artal International Management is the managing partner of Artal International S.C.A., which is the parent of Artal Luxembourg S.A. As of October 21, 2015, Artal Luxembourg S.A. was the beneficial owner of 29,443,300 of our shares. As a result of the foregoing, Artal International S.C.A., Artal International Management, Artal Group S.A., Westend, the Stichting and Mr. Minne may each be deemed to be the beneficial owner of all of our shares beneficially owned by Artal Luxembourg S.A. By virtue of Artal Luxembourg S.A. entering into a Voting Agreement with Ms. Winfrey on October 18, 2015, the Artal Reporting Persons may be deemed to beneficially own the shares of Common Stock (including the 2,108,081 remaining shares of Common Stock issuable upon exercise of the Winfrey Option) that are beneficially owned by Ms. Winfrey. Pursuant to the Artal Schedule 13D/A, the

Artal Reporting Persons disclaim beneficial ownership of any Common Stock beneficially owned by Ms. Winfrey. The address of Artal Luxembourg S.A., Artal International S.C.A., Artal International Management, Artal Group S.A. and Westend is Valley Park, 44, rue de la Vallée, L-2661 Luxembourg, Luxembourg. The address of the Stichting is Ijsselburcht 3, NL-6825 BS Arnhem, The Netherlands. The address of Mr. Minne is Rue de l’Industrie 44, B-1040 Bruxelles, Belgium. Certain Artal entities have pledged or granted security interests in approximately 5.1 million shares of our common stock pursuant to a margin loan agreement with customary default provisions. In the event of a default under the margin loan agreement, the secured parties may foreclose upon the shares of our common stock pledged to them (but not exceeding 9% of our fully diluted and outstanding shares of common stock).
(3)	The information concerning Oprah Winfrey is based on (i) a Schedule 13D/A (Amendment No. 1) reported as of March 5, 2018 filed with the SEC on March 9, 2018 by Ms. Winfrey and(ii) other information known to us. Ms. Winfrey has shared voting power pursuant to the Voting Agreement discussed above over 7,524,049 shares and sole dispositive power over 7,524,049 shares. The address for Ms. Winfrey is c/o Harpo, Inc., 1041 North Formosa Avenue, West Hollywood, California 90046.
(4)	The number of shares beneficially owned includes any shares issuable in connection with RSUs or PSUs that vest within 60 days after March 12, 2018 and any shares subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after March 12, 2018, and is as follows: Ms. Winfrey, 2,108,081 shares; Mr. Hotchkin, 103,303 shares; Ms. Mowbray, 12,748 shares; Ms. Pollier, 59,929 shares; and Mr. Colosi, 20,153 shares. See the section entitled “Transactions with Related Persons and Certain Control Persons—Transactions with Related Persons—Winfrey Transactions—Winfrey Partnership” in our 2018 Proxy Statement for information on the transfer restrictions on the shares issuable upon exercise of the Winfrey Option.
(5)	The number of director equity-based compensation shares beneficially owned by the directors that are subject to certain transfer restrictions are as follows: Ms. Winfrey, 8,180 shares; Mr. Semmelbauer, 24,661 shares; Mr. Sobecki, 51,336 shares; Mr. Debbane 31,287 shares; Dr. Altschuler, 18,844 shares; Mr. Amouyal, 31,287 shares; Ms. Elkins, 15,229 shares; Mr. Fajgenbaum, 31,287 shares; Mr. Kelly, 11,052 shares; and Mr. Lainovic, 31,287 shares. Ms. Winfrey also beneficially owns 5,407,788 shares of common stock, which she acquired pursuant to the Share Purchase Agreement she entered into with the Company on October 18, 2015, that are subject to certain transfer restrictions. See the section entitled “Transactions with Related Persons and Certain Control Persons— Transactions with Related Persons—Winfrey Transactions—Winfrey Partnership” in our 2018 Proxy Statement for information on the transfer restrictions on these purchased shares under the Share Purchase Agreement. The number of shares beneficially owned by Mr. Kelly also includes 2,200 shares held by his spouse in an Individual Retirement Account.
(6)	The information concerning FMR LLC is reported as of December 29, 2017 based on a Schedule 13G/A (Amendment No. 4) filed with the SEC on February 13, 2018 by FMR LLC. FMR LLC has sole voting power over 823,439 shares and sole dispositive power over 8,117,291 shares. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(7)	Mr. Debbane is also the Chief Executive Officer and a director (Managing Director) of Artal Group S.A. and a managing director of Artal International Management and Artal Luxembourg S.A. Artal Group S.A. is the parent of Artal International Management and Artal International S.C.A. Artal International Management is the managing partner of Artal International S.C.A. Artal International S.C.A. is the parent of Artal Luxembourg S.A. Mr. Debbane disclaims beneficial ownership of all shares owned by Artal Luxembourg S.A.
(8)	The number of shares beneficially owned includes an aggregate of 2,304,214 shares that are either issuable in connection with RSUs or PSUs that vest within 60 days after March 12, 2018 or subject to purchase upon exercise of stock options that are currently exercisable or exercisable within 60 days after March 12, 2018.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. Holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. Holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with non-U.S., state, local or other tax considerations that may be relevant to non-U.S. Holders in light of their personal circumstances, including the impact of the alternative minimum tax and the Medicare contribution tax on net investment income. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under United States federal income tax laws (including if you are a United States expatriate, a foreign pension fund, a “controlled foreign corporation,” a “passive foreign investment company,” a financial institution, a broker-dealer, an insurance company, a non-U.S. Holder who holds our common stock as part of a hedge, straddle, constructive sale or conversion transaction or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Dividends

As described in the section entitled “Dividend Policy,” we have no current plans to pay dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock (other than certain distributions of our common stock), such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes during a specific period described in the applicable United States Treasury regulations and certain other conditions are met.

A non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other disposition under regular graduated United States federal income tax rates. In addition, if any non-U.S. Holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. Holder may be subject to an additional branch profits tax at a rate equal to 30% (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

U.S. Federal Estate Tax

Common stock held by an individual holder who is neither a citizen or resident of the United States (as specifically defined for estate tax purposes) at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

Distributions paid to a non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is subject both to withholding under FATCA and to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Each prospective investor should consult their own tax advisor regarding the particular United States federal, state, local and non-United States tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2018, the selling shareholder has agreed to sell to the underwriters named below, for whom Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representative, the following respective numbers of shares of common stock:

Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
UBS Securities LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.

Total	6,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those additional shares covered by the underwriters’ option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 975,000 additional shares at the public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation the selling shareholder will pay and the estimated expenses we will pay:

	Per Share		Total
	Without Underwriters’ Option Exercise	With Underwriters’ Option Exercise	Without Underwriters’ Option Exercise	With Underwriters’ Option Exercise
Underwriting Discounts and Commissions paid by selling shareholder	$	$	$	$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million. We have also agreed to reimburse the underwriters for certain of their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) as set for in the underwriting agreement.

We, our executive officers and directors and the selling shareholder have agreed that we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (the “signatory’s securities”), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the signatory’s securities, or make any demand for or exercise any right with respect to the registration of the signatory’s securities, in each case, without the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and UBS Securities LLC for a period of 75 days after the date of this prospectus supplement, subject to certain exceptions, including the pledge by certain Artal entities of up to 9% of our fully diluted and outstanding shares of common stock pursuant to a margin loan agreement and the transfer or sale of such shares upon any enforcement of such pledge.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect. The selling shareholder has agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect, arising from information provided by the selling shareholder.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus supplements and the accompanying prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We expect delivery of the shares of common stock offered hereby will be made against payment therefor on or about May     , 2018, which is the third business day following the date hereof. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares of common stock on the date of pricing will be required, by virtue of the fact that the shares of common stock initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Price Stabilization

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the underwriters’ option. In a naked short position, the number of shares involved is greater than the number of shares in the underwriters’ option. The underwriters may close out any short position by either exercising their underwriters’ option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option. If the underwriters sell more shares than could be covered by the underwriters’ option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “WTW.”

Selling Restrictions

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Member State, no offer of shares of common stock may be made to the public in that Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of common stock shall require the company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of shares of common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in that Member State of shares of common stock which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in the Member State by any measure implementing the Prospectus Directive in the Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Member States) and includes any relevant implementing measure in the Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the shares of common stock will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement and the accompanying prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares of common stock may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the shares of common stock with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered

Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and the accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement and the accompanying prospectus. The shares of common stock to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus supplement and the accompanying prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The shares of common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Other Relationships

The underwriters and their affiliates have performed certain investment banking and advisory services and general banking and financing services for us from time to time for which they have received customary fees and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, certain of the underwriters or their affiliates are lenders and/or agents under our Credit Facilities.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our special Virginia counsel, Hunton Andrews Kurth LLP, Richmond, Virginia. Certain legal matters relating to this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 30, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room.

We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus supplement and the accompanying prospectus, which constitute part of the registration statement, do not contain all of the information presented or incorporated by reference into the registration statement and its exhibits and schedules. Our descriptions contained or incorporated by reference into this prospectus supplement and the accompanying prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

You may request copies of any of our filings, at no cost, by telephone at (212) 589-2700; by mail at: 675 Avenue of the Americas, 6th Floor, New York, New York 10010, Attention: Secretary; or by visiting http://www.weightwatchersinternational.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us and our financial condition.

•	Our annual report on Form 10-K for the fiscal year ended December 30, 2017, filed February 28, 2018;

•	Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2018, filed May 4, 2018;

•	our current report on Form 8-K filed on March 9, 2018;

•	the portions of our Definitive Proxy Statement on Schedule 14A, filed April 5, 2018, that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 30, 2017; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on November 9, 2001 and amended on January 6, 2012, including all amendments and reports filed for the purpose of updating such description.

We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus supplement and the date all of the securities offered hereby are sold (other than any portions thereof that are furnished and not filed and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

You can obtain any of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus from us, or from the SEC through the SEC’s Internet world wide website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this prospectus supplement and the accompanying prospectus. We will deliver, without charge to the requester, to anyone receiving this prospectus supplement and the accompanying prospectus including any beneficial owner, upon written or oral request, a copy of any or all of the information incorporated by reference into this prospectus supplement and the accompanying prospectus but not delivered with this prospectus supplement and the accompanying prospectus, but the exhibits to those documents will not be delivered unless they have been specifically incorporated by reference. You can obtain documents incorporated by reference into this prospectus supplement and the accompanying prospectus by requesting them in writing or by telephone from us as described above.

PROSPECTUS

Weight Watchers International, Inc.

Common Stock

The selling shareholder may offer and sell from time to time shares of our common stock.

The selling shareholder will determine when and how to sell shares of our common stock offered hereby, which may be sold on a continuous or delayed basis directly, to or through agents, dealers, brokers or underwriters as designated from time to time, or through a combination of these methods. The selling shareholder reserves the sole right to accept, and they and any agents, dealers, brokers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of shares of our common stock. If any agents, dealers, brokers or underwriters are involved in the sale of any shares of our common stock, the applicable prospectus supplement will set forth any applicable commissions or discounts payable to them. We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholder.

Each time that the selling shareholder sells shares of our common stock using this prospectus, we will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering and the shares of our common stock being offered and the prices at which the shares of our common stock are sold. The prospectus supplement or free writing prospectus may also add, update, change or clarify information contained in or incorporated by reference into this prospectus. This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement describing the method and terms of the offering.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “WTW.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus, in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference into this prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2018.

In making your investment decision, you should rely only on the information contained in or incorporated by reference into this prospectus or a prospectus supplement. Neither we nor the selling shareholder have authorized anyone to provide you with any other information or represent anything about us or this offering that is not contained in or incorporated by reference into this prospectus or a prospectus supplement. If you receive any such other information or representation, it should not be relied upon as having been authorized by us or the selling shareholder. We take no responsibility for, and can provide no assurance as to the accuracy of, any other information that others may give you. We and the selling shareholder are not making an offer to sell, or soliciting an offer to buy, any of these shares of common stock in any jurisdiction where, or to any person to whom, an offer, solicitation or sale is not permitted. Shares of common stock are being offered for sale only in places where offers and sales are permitted.

You should not assume that the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement or any free writing prospectus prepared by us or on our behalf, is accurate as of any date other than the date on the front cover of the relevant document. Neither the delivery of this prospectus or any applicable prospectus supplement nor any sale made using this prospectus or any applicable prospectus supplement shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the front cover of the relevant document.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling shareholder may, from time to time, offer and/or sell shares of our common stock in one or more offerings or resales. This prospectus provides you with a general description of the shares of our common stock that the selling shareholder may offer. Each time the selling shareholder sells shares of our common stock using this prospectus, we will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering and the shares of our common stock being offered and the prices at which those shares of our common stock are sold. The prospectus supplement may also add, update, change or clarify information contained in or incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and the information in the prospectus supplement, you should rely on the information in the prospectus supplement.

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SHARES OF OUR COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information that is incorporated or deemed incorporated by reference into this prospectus or the applicable prospectus supplement. See “Incorporation of Certain Information by Reference” before making an investment in our common stock. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The registration statement, including the exhibits and documents incorporated or deemed incorporated by reference into this prospectus, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find Additional Information.”

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including Weight Watchers®, PointsPlus®, ProPoints®, SmartPoints®, Points®, WW FreestyleTM and the WW logo. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, those other parties.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, this prospectus (including any prospectus supplement and the information incorporated or deemed to be incorporated by reference into this prospectus or such

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prospectus supplement) and any free writing prospectus that we may provide to you in connection with an offering of our common stock described in this prospectus include “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, in particular, the statements about our plans, strategies and prospects under the headings “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have generally used the words “may,” “will,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “aim,” “target” and similar expressions in this prospectus and the documents incorporated by reference herein to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	competition from other weight management and wellness industry participants or the development of more effective or more favorably perceived weight management methods;

•	our ability to continue to develop new, innovative services and products and enhance our existing services and products or the failure of our services, products or brands to continue to appeal to the market, or our ability to successfully expand into new channels of distribution or respond to consumer trends;

•	the ability to successfully implement new strategic initiatives;

•	the effectiveness of our advertising and marketing programs, including the strength of our social media presence;

•	the impact on our reputation of actions taken by our franchisees, licensees, suppliers and other partners;

•	the impact of our substantial amount of debt, and our debt service obligations and debt covenants;

•	the inability to generate sufficient cash to service our debt and satisfy our other liquidity requirements;

•	uncertainties regarding the satisfactory operation of our technology or systems;

•	the impact of security breaches or privacy concerns;

•	the recognition of asset impairment charges;

•	the loss of key personnel, strategic partners or consultants or failure to effectively manage and motivate our workforce;

•	the inability to renew certain of our licenses, or the inability to do so on terms that are favorable to us;

•	the expiration or early termination by us of leases;

•	risks and uncertainties associated with our international operations, including regulatory, economic, political and social risks and foreign currency risks;

•	uncertainties related to a downturn in general economic conditions or consumer confidence;

•	our ability to successfully make acquisitions or enter into joint ventures, including our ability to successfully integrate, operate or realize the anticipated benefits of such businesses;

•	the seasonal nature of our business;

•	the impact of events that discourage or impede people from gathering with others or accessing resources;

•	our ability to enforce our intellectual property rights both domestically and internationally, as well as the impact of our involvement in any claims related to intellectual property rights;

•	the outcomes of litigation or regulatory actions;

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•	the impact of existing and future laws and regulations;

•	our failure to maintain effective internal control over financial reporting;

•	the possibility that the interests of Artal Group S.A., together with its parents and its subsidiaries (“Artal”), who effectively controls us, will conflict with other holders of our common stock; and

•	other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed in the “Risk Factors” section of our annual report on Form 10-K for the fiscal year ended December 30, 2017 (the “2017 10-K”) and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the 2017 10-K and our quarterly report on Form 10-Q for the three months ended March 31, 2018 could cause our results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, we do not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this prospectus or to reflect the occurrence of unanticipated events or otherwise.

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SUMMARY

This summary highlights certain significant aspects of our business. This is a summary of information contained elsewhere or incorporated by reference into this prospectus or any prospectus supplement, is not complete, and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, any prospectus supplement, the documents incorporated herein or therein and any free writing prospectus prepared by us or on our behalf, before making an investment decision. In this prospectus, unless the context indicates otherwise, “we,” “us,” “our,” “Company,” “Weight Watchers,” “WWI” and similar terms refer to Weight Watchers International, Inc. and all of its subsidiaries.

Our Company

We are a global wellness company and the world’s leading commercial weight management program. We have helped millions of people around the world develop healthy habits and lose weight through a science-led, sensible, sustainable and personalized approach that fits into their lives. We connect with our members in the way they want to be engaged, digitally and at in-person meetings. We have built a growing and loyal member community and a company with strong revenue growth, margins and cash flow from operations.

Corporate Information

Our principal executive offices are located at 675 Avenue of the Americas, 6th Floor, New York, NY 10010. Our telephone number is (212) 589-2700. Our website address is https://www.weightwatchersinternational.com. The information on our website does not constitute part of, and is not incorporated into, this prospectus, and you should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement when making a decision as to whether to invest in our common stock.

RISK FACTORS

An investment in shares of our common stock involves a significant degree of risk. Before you decide whether to purchase the shares of common stock, you should carefully consider the risk factors contained in the 2017 10-K, which is incorporated by reference into this prospectus, and under the caption “Risk Factors” or any similar caption in the other documents and reports that we file with the SEC after the date of this prospectus that are incorporated or deemed to be incorporated by reference into this prospectus as well as any risks described in or incorporated by reference into any applicable prospectus supplement or free writing prospectus that we provide you in connection with an offering of common stock pursuant to this prospectus. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” These risks and uncertainties are not the only risks and uncertainties that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business, financial condition or results of operations and impact the price of our common stock. If any of these risks or uncertainties actually occur, our business, financial condition or results of operations and the price of our common stock could suffer. These risks also include forward-looking statements and our actual results may differ substantially from those discussed in those forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder.

THE SELLING SHAREHOLDER

One or more affiliates of Artal will be the selling shareholder under any offering of common stock pursuant to this prospectus. As of the date of this prospectus, Artal Luxembourg S.A., an indirect subsidiary of Artal, is the record holder of all our shares owned by Artal.

Additional information about the selling shareholder will be set forth in a prospectus supplement, in a post-effective amendment or in filings we will make with the SEC that are incorporated by reference into this prospectus.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (1) 1.0 billion shares of common stock, no par value, and (2) 250,000,000 shares of preferred stock, no par value. Subject to the rights of our Board of Directors as described below, our authorized preferred stock currently consists of 1,000,000 shares designated as Series A Preferred Stock and 10,000,000 shares designated as Series B Junior Participating Preferred Stock (“Series B Preferred Stock”). No shares of preferred stock are issued or outstanding as of the date of this prospectus.

The following description of our capital stock and related matters is qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

Dividend Rights. All shares of our common stock are entitled to share equally in any dividends our Board of Directors may declare from legally available sources. The covenants in our existing indebtedness, including our credit facilities and the indenture governing our 8.625% Senior Notes due 2025, impose certain restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including our preferred stock.

Other Matters. The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our Board of Directors has the authority, without any further vote or action by our shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any series of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of that series. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change in control without further action by the shareholders; or

•	impeding or discouraging an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock.

As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Our Board of Directors has designated two series of preferred stock (Series A Preferred Stock and Series B Preferred Stock) of which no shares are issued and outstanding.

Series A Preferred Stock

Rank. The Series A Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks senior to our common stock, our Series B Preferred Stock and all other classes and series of capital stock of the Company, which by their terms expressly provide that they are junior to the Series A Preferred Stock. The Series A Preferred Stock ranks on a parity with each other class or series of capital stock the terms of which specifically provide that such class or series will rank on a parity with the Series A Preferred Stock and junior to each other class or series of capital stock the terms of which specifically provide that such class or series will rank senior to the Series A Preferred Stock.

Voting Rights. The holders of the Series A Preferred Stock generally have no voting rights with respect to their shares of Series A Preferred Stock, except with respect to an amendment, repeal or change in any of the provisions of the Company’s articles of incorporation or bylaws that would adversely affect the rights of the holders of the Series A Preferred Stock.

Dividend Rights. The holders of shares of the Series A Preferred Stock are entitled to receive, as and when declared and out of funds legally available therefor, dividends in cash on each share of Series A Preferred Stock at an annual rate equal to 6% of the Liquidation Value (as defined below). Such dividends are cumulative and will accrue and be payable annually in preference to dividends on any securities junior to the Series A Preferred Stock, including our common stock.

So long as any shares of the Series A Preferred Stock are outstanding, the Company may not purchase, redeem or retire any securities junior to the Series A Preferred Stock, including our common stock, subject to certain exceptions.

Liquidation Rights. The liquidation preference of the Series A Preferred Stock is $25.00 per share (the “Liquidation Value”). In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount in cash equal to 100% of the Liquidation Value for each share outstanding, plus an amount in cash equal to all accrued but unpaid dividends thereon to the date of liquidation, dissolution or winding up, before any payment will be made or any assets distributed to the holders of any securities junior to the Series A Preferred Stock, including our common stock.

Redemption. The Company may redeem, in whole or in part, the Series A Preferred Stock, at any time or from time to time at a price per share equal to 100% of the Liquidation Value thereof plus 100% of the sum of accrued and unpaid dividends thereon (including an amount equal to a prorated dividend from the last dividend payment date immediately prior to the redemption date).

Upon the occurrence of a change in control or a public offering of our common stock by Artal Luxembourg S.A., the Series A Preferred Stock is redeemable at the option of the holders thereof, in whole or in part at a redemption price per share payable in cash equal to 100% of the Liquidation Value plus accrued and unpaid dividends to the date of redemption (including an amount equal to a prorated dividend from the last dividend payment date immediately prior to the redemption date).

Series B Preferred Stock

Ranking. The Series B Preferred Stock ranks senior to our common stock and junior to our Series A Preferred Stock and all other series of the Company’s preferred stock, in each case as to the payment of dividends and the distribution of assets, unless the terms of any such other series provides otherwise.

Voting rights. Subject to certain adjustments, each share of Series B Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of our shareholders. The holders of shares of Series B Preferred Stock and the holders of shares of our common stock vote together as one class on all matters submitted to a vote of our shareholders. If at any time dividends on any Series B Preferred Stock is in arrears in an amount equal to six quarterly dividends thereon, holders of the Series B Preferred Stock will have certain rights, including the right to elect two directors, until such time when all accrued and unpaid dividends have been declared and paid or set apart for payment. Subject to certain exceptions or as otherwise provided by law, holders of Series B Preferred Stock have no special voting rights, and their consent will not be required (except to the extent they are entitled to vote with holders of our common stock) for taking any corporate action.

Dividend Rights. Subject to certain adjustments and any prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series B Preferred Stock with respect to dividends, the holders of shares of Series B Preferred Stock are entitled to receive, in preference to the holders of our common stock and any other capital stock of the Company ranking junior to the Series B Preferred Stock, when, as and if declared by our Board of Directors, quarterly dividends payable in cash on the fifteenth day of January, April, July and October in each year, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $0.01 or (b) 100 times the aggregate per share amount of all cash dividends plus 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of our common stock or a subdivision of the outstanding shares of our common stock) declared on our common stock, subject to certain adjustment provisions.

The Company must declare a dividend or distribution on the Series B Preferred Stock immediately after it declares a dividend or distribution on our common stock (other than a dividend payable in shares of our common stock).

Liquidation Rights. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, no distribution will be made to the holders of shares of our capital stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock have received $1.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series B Liquidation Preference”). Following the payment of the full amount of the Series B Liquidation Preference, no additional distributions will be made to the holders of shares of Series B Preferred Stock unless, prior thereto, the holders of shares of our common stock have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series B Liquidation Preference by (ii) 100 (as appropriately adjusted to reflect such events as stock splits, stock dividends and recapitalizations with respect to our common stock) (such number in clause (ii), the “Adjustment Number”). Following the payment of the full amount of the Series B Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series B Preferred Stock and our common stock, respectively, holders of Series B Preferred Stock and holders of shares of our common stock will receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one with respect to such Series B Preferred Stock and common stock, on a per share basis, respectively.

In the event, however, that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, that rank on a parity with the Series B Preferred Stock, then such remaining assets will be distributed ratably to the holders of the Series B Preferred Stock and such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets will be distributed ratably to the holders of our common stock.

Certain Restrictions. Whenever quarterly dividends or other dividends or distributions payable on the Series B Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding have been paid in full, the Company may not declare or pay dividends on, or redeem or purchase, any shares of capital stock ranking junior to the Series B Preferred Stock (including our common stock), subject to certain exceptions.

Consolidation, Merger, etc. Subject to certain adjustments, if the Company enters into any consolidation, merger, statutory share exchange or other transaction in which the shares of our common stock are converted into, exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series B Preferred Stock will at the same time be similarly converted into, exchanged for or changed in an amount per share (subject to certain adjustments ) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of our common stock is changed or exchanged.

No Redemption. The shares of Series B Preferred Stock are not redeemable.

Authorized but Unissued Capital Stock

The listing requirements of the NYSE, which will apply so long as our common stock remains listed on the NYSE, require shareholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Provisions of Virginia Law and Our Articles of Incorporation and Bylaws

Some provisions of Virginia law and our articles of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Election and Removal of Directors

Our Board of Directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of our directors.

Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

At any time that Artal or certain of its transferees beneficially owns a majority of our then outstanding common stock, directors may be removed with or without cause. At all other times, directors may be removed only with cause.

Board Meetings

Our bylaws provide that the chairman of the board or any two of our directors may call special meetings of the Board of Directors.

Shareholder Meetings

Our articles of incorporation provide that special meetings of shareholders may be called by the chairman of our Board of Directors or our president or by our Board of Directors. In addition, our articles of incorporation provide that Artal and certain of its transferees have the right to call special meetings of shareholders prior to the date it ceases to beneficially own 20% of our then outstanding common stock.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of the Board of Directors or by Artal and certain of its transferees when nominating its director designees. In addition, our bylaws provide that so long as Artal or certain of its transferees beneficially owns a majority of our then outstanding common stock, the foregoing advance notice procedures for shareholder proposals will not apply to it.

Shareholder Action by Written Consent

Virginia law generally requires shareholder action to be taken only at a meeting of shareholders and permits shareholders of a public corporation to act only by written consent with the unanimous written consent of all shareholders.

Amendment of Articles of Incorporation and Bylaw Provisions

Amendment of the provisions described under “—Election and Removal of Directors” and “—Shareholder Meetings” above and the provisions described under this “—Amendment of Articles of Incorporation and Bylaw Provisions” in our articles of incorporation generally will require an affirmative vote of our directors, as well as the affirmative vote of at least 80% of our then outstanding voting stock, except that at any time that Artal or certain of its transferees beneficially owns a majority of our then outstanding common stock, such provisions of our articles of incorporation may be amended by the affirmative vote of a majority of our then outstanding voting stock. Amendments to any other provisions of our articles of incorporation generally require the affirmative vote of a majority of our then outstanding voting stock. Our bylaws may be amended by the affirmative vote of our directors or by the affirmative vote of at least 80% of our then outstanding voting stock.

Liability of Officers and Directors

Our articles of incorporation require us to indemnify any director, officer or employee who was or is a party to any claim, action or proceeding by reason of his being or having been a director, officer or employee of our company or any other corporation, entity or plan while serving at our request, unless he or she engaged in willful misconduct or a knowing violation of criminal law. Insofar as indemnification of directors, officers or persons controlling us for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Anti-Takeover Statutes

We have opted out of the Virginia anti-takeover law regulating “control share acquisitions.” Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares. This regulation was designed to deter certain takeovers of Virginia public corporations.

We have opted out of the Virginia anti-takeover law regulating “affiliated transactions.” Under this law, certain material transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent.

Registrar and Transfer Agent

The registrar and transfer agent for the common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “WTW.”

PLAN OF DISTRIBUTION

The selling shareholder may sell the shares of our common stock covered by this prospectus in any of the following ways (or in any combination):

•	to or through underwriters, brokers or dealers (acting as agent or principal);

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as an agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers, including through a specific bidding or auction process or otherwise;

•	directly to or through agents;

•	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the NYSE or any other organized market where the securities may be traded.

Each time that the selling shareholder sells shares of our common stock covered by this prospectus, we will provide a prospectus supplement that will describe the method of distribution and set forth the terms and conditions of the offering of such shares, including:

•	the name or names of any underwriters, dealers, brokers or agents and the amounts of shares underwritten or purchased by each of them;

•	the offering price of the shares and any underwriting discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers, and other items constituting underwriters’, dealers’, brokers’ or agents’ compensation, as applicable;

•	any options under which underwriters may purchase additional shares from the selling shareholder; and

•	any securities exchange or market on which the shares may be listed or traded.

Any offering price and any discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers may be changed from time to time. The selling shareholder may determine the price or other terms of the shares of our common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

If the selling shareholder sells securities to a dealer acting as a principal, the dealer may resell such securities at varying prices to be determined by such dealer in its discretion at the time of resale without consulting with the selling shareholder and such resale prices may not be disclosed in the applicable prospectus supplement.

The selling shareholder may distribute the shares from time to time in one or more transactions:

•	at a fixed price or at prices that may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Any of the prices may represent a discount of then-prevailing market prices.

Underwriters, dealers or any other third parties described above may offer and sell the offered shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any shares, the shares will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any option to purchase additional shares), unless otherwise specified in the prospectus supplement. The selling shareholder may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter or underwriters.

The selling shareholder may sell the shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. The selling shareholder may engage in at-the-market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. The selling shareholder may authorize underwriters, dealers, brokers or agents to solicit offers by certain purchasers to purchase the shares from the selling shareholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions to be paid for solicitation of these contracts. Any underwriters, dealers, brokers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Offered shares may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more marketing firms, acting as principals for their own accounts or as agents for the selling shareholder. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotments or short sales of the securities, stabilizing transactions, syndicate covering transactions and penalty bids.

Over-allotment or short sales involve sales by persons participating in the offering of more securities than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the NYSE under the symbol “WTW”.

If at the time of any offering made under this prospectus a member of the Financial Industry Regulatory Authority (“FINRA”) participating in the offering has a “conflict of interest” as defined in FINRA’s Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

The selling shareholder may also sell securities under Rule 144 of the Securities Act, if available, or pursuant to other available exemptions from registration requirements under the Securities Act, rather than under this prospectus.

Agents, dealers, brokers and underwriters may be entitled to indemnification by us and the selling shareholder, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers, brokers or underwriters may be required to make in respect thereof.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, the validity of the shares of common stock offered hereunder will be passed upon for us by our special Virginia counsel, Hunton Andrews Kurth LLP, Richmond, Virginia.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 30, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access and read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room.

We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented or incorporated by reference into the registration statement and its exhibits and schedules. Our descriptions contained in or incorporated by reference into this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

You may request copies of any of our filings, at no cost, by telephone at (212) 589-2700; by mail at: 675 Avenue of the Americas, 6th Floor, New York, New York 10010, Attention: Secretary; or by visiting http://www.weightwatchersinternational.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us and our financial condition.

•	our annual report on Form 10-K for the fiscal year ended December 30, 2017, filed February 28, 2018;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2018, filed May 4, 2018;

•	our current report on Form 8-K filed on March 9, 2018;

•	the portions of our Definitive Proxy Statement on Schedule 14A, filed April 5, 2018, that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 30, 2017; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on November 9, 2001 and amended on January 6, 2012, including all amendments and reports filed for the purpose of updating such description.

We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the date all of the securities offered hereby are sold (other than any portions thereof that are furnished and not filed and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

You can obtain any of the documents incorporated by reference into this prospectus from us, or from the SEC through the SEC’s Internet world wide website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this prospectus. We will deliver, without charge to the requester, to anyone receiving this prospectus including any beneficial owner, upon written or oral request, a copy of any or all of the information incorporated by reference into this prospectus but not delivered with this prospectus, but the exhibits to those documents will not be delivered unless they have been specifically incorporated by reference. You can obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us as described above.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	Morgan Stanley	UBS Investment Bank

BofA Merrill Lynch	J.P. Morgan

Co-Managers

Citigroup	KeyBanc Capital Markets	SunTrust Robinson Humphrey

The date of this prospectus supplement is          , 2018.